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Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

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File No. 053055-0001

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jeffrey Riedler, Assistant Director
Amy Reischauer
John Krug
Scott Wuenschell
Donald Abbott

Re:	Relypsa, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on October 17, 2013
Registration No. 333-191437

Ladies and Gentleman:

On behalf of Relypsa, Inc. (the “Company”), we are hereby filing an amendment to our Registration Statement on Form S-1 (the “Amendment No. 2”). Amendment No. 2 has been revised to reflect the Company’s response to a verbal comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with regard to the Company’s disclosure in its Registration Statement on Form S-1 filed on September 27, 2013 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on October 17, 2013 (“Amendment No. 1”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 2, five of which have been marked to show changes from the Amendment No. 1, as well as copy of this letter.

For ease of review, we have set forth below the comment in bold type followed by the Company’s response thereto.

November 1, 2013

We note your disclosure on page 173 of the Amendment to the Registration Statement regarding the inclusion of a choice of forum provision in your amended and restated certificate of incorporation. Several lawsuits are currently challenging the validity of choice of forum provisions in certificate of incorporations. Please disclose that although you have included a choice of forum clause in your amended and restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 176 of Amendment No. 2.

* * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (650) 463-3043 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Mark V. Roeder

Mark V. Roeder of LATHAM & WATKINS LLP

cc:	John A. Orwin, Relypsa, Inc.

Kristine M. Ball, Relypsa, Inc.

Ronald A. Krasnow, Relypsa, Inc.

Patrick O’Brien, Ropes & Gray LLP

Alan C. Mendelson, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP